Exhibit (a)(1)(8)
GERDAU AMERISTEEL CORPORATION
SUPPLEMENTAL INFORMATION STATEMENT
TO THE
MANAGEMENT PROXY CIRCULAR
DATED JULY 7, 2010
IN CONNECTION WITH
A SPECIAL MEETING OF HOLDERS
OF COMMON SHARES OF GERDAU AMERISTEEL
CORPORATION
TO CONSIDER
THE PLAN OF ARRANGEMENT WHEREBY GERDAU S.A. WILL
ACQUIRE ALL OF THE OUTSTANDING COMMON SHARES OF
GERDAU AMERISTEEL CORPORATION THAT IT DOES NOT
CURRENTLY OWN FOR U.S. $11.00 PER COMMON SHARE
The Management Proxy Circular requires immediate attention. It requires shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your legal or other professional advisers.
Neither the U.S. Securities and Exchange Commission nor any securities commission of any state of the United States of America or any province or territory of Canada has approved or disapproved of this transaction or passed upon the merits or fairness of this transaction or upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense
AUGUST 13, 2010

SUPPLEMENTAL INFORMATION STATEMENT
This supplement (the “Supplemental Information Statement”) modifies and supplements the Management Proxy Circular (the “Circular”) dated July 7, 2010. Terms with initial capital letters not otherwise defined in this Supplemental Information Statement have the meanings ascribed thereto in the Circular. This Supplemental Information Statement shall form part of and be deemed to be included in the Circular. To the extent that any statement contained in this Supplemental Information Statement modifies, supplements or amends any statement contained in the Circular, such statement in the Circular shall be deemed to be so modified, supplemented or amended.
Special Factors
The Circular is hereby amended by deleting the reference to the heading “INFORMATION REGARDING THE ARRANGEMENT” on page v of the table of contents and replacing such reference with a reference to the heading “SPECIAL FACTORS”. The heading “INFORMATION REGARDING THE ARRANGEMENT” on page 11 of the Circular is hereby deleted and replaced with the heading “SPECIAL FACTORS”.
Exhibit H
The Circular is hereby amended by adding “EXHIBIT H PROJECTIONS” beneath “EXHIBIT G INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF GERDAU AMERISTEEL” on page vii of the table of contents.
Information Contained in this Circular
The third sentence of the second paragraph under the heading “INFORMATION CONTAINED IN THIS CIRCULAR” on page 1 of the Circular which reads:
“Neither the Board nor Gerdau Ameristeel assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Gerdau S.A. or the Acquiror to disclose facts or events which may affect the accuracy or completeness of any such information.”
is hereby deleted in its entirety.
Statement Regarding Forward-Looking Information
The first sentence of the first paragraph under the heading “STATEMENT REGARDING FORWARD-LOOKING INFORMATION” on page 2 of the Circular which reads:
“This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable securities legislation.”
is hereby deleted in its entirety and replaced with the following sentence:
“This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation.”

Background to the Proposal
The Circular is amended and supplemented by adding after the seventh full paragraph on page 12 of the Circular under the heading “Background to the Proposal” the following:
“The May 10, 2010 presentation by RBC to the Special Committee was for discussion purposes only and did not address any proposal from Gerdau S.A. The presentation covered the following matters:
(a)	an overview of the situation, including the potential proposal by Gerdau S.A., Gerdau S.A.’s current shareholdings, the establishment of the Special Committee and the engagement of RBC and counsel by the Special Committee;
(b)	an overview of the Corporation and Gerdau S.A.’s businesses;
(c)	certain analyses prepared by RBC relating to the North American steel industry, the Corporation’s share price performance since January 2007, comparisons of the Corporation’s share price performance against its peers and Gerdau S.A., historical multiples for North American mini mills and analyst commentary on the steel industry and the Corporation;
(d)	the scope of RBC’s review, including the information received from management of the Corporation;
(e)	RBC’s approach to financial assessment, being that RBC had relied primarily on a discounted cash flow (“DCF”) approach, that RBC had reviewed precedent transactions, however, the multiples paid in such precedent transactions were deemed to have limited applicability given the different point of the business cycle in which most of these transactions occurred and that RBC had reviewed trading multiples of public companies in the steel manufacturing industry in North America, however, as these public company multiples implied values that were below the DCF values and public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology;
(f)	RBC’s review of management’s projections for the years ending December 31, 2010 through 2012 and RBC’s approach to preparing a five year, “base case” forecast for its DCF analysis, including RBC’s adjustments to certain of management’s projections;
(g)	a detailed review of the preliminary base case forecast prepared by RBC, including key operating assumptions relating to volumes shipped and revenue, metal spreads, mill manufacturing costs per ton, EBITDA margin and EBITDA $ per ton and the level of sensitivity of such assumptions;
(h)	a review of the DCF model itself, a DCF summary based on EBITDA multiples and perpetual growth rates, the weighted average cost of capital and the sensitivities of each;
(i)	a precedent transaction analysis, including transaction multiples at various prices; and
(j)	an analysis of Canadian going-private premiums.”
The Circular is amended and supplemented by adding after the second full paragraph on page 13 of the Circular under the heading “Background to the Proposal” the following:
“In the days leading up to the May 14, 2010 meeting between J.P. Morgan and RBC and prior to the call between Mr. Schirmer and Mr. Heffernan on May 25, 2010, J.P. Morgan and Mr. Schirmer discussed the potential transaction and a price range for making a proposal to Mr. Heffernan. Mr. Schirmer and J.P. Morgan discussed a price range of $8.10 to $10.00 based on financial analyses J.P. Morgan had performed internally that are substantially similar to those summarized under “Special Factors—Valuation and Fairness Opinion.” Following Mr. Schirmer’s discussions with J.P. Morgan and internal discussions at Gerdau S.A., it was decided that Mr. Schirmer would present a range of $9.00 to $10.50 to Mr. Heffernan. During this time, Mr. Schirmer and J.P. Morgan also discussed how best to present the price range to Mr. Heffernan on the call.”

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Position of the Special Committee as to Fairness of the Proposal
The last sentence of the first full paragraph on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” which reads:
“Given the valuation methodologies for the Common Shares contained in the Valuation, and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as net book value or liquidation value.”
is hereby deleted in its entirety and replaced with the following:
“Given the valuation methodologies for the Common Shares contained in the Valuation (in particular, the going concern value using a discounted cash flow analysis which was used by RBC for purposes of the Valuation and Fairness Opinion), and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as historical market prices, net book value or liquidation value. In RBC’s professional judgment, these methodologies were not appropriate in the circumstances as they are not typically used to value going concern businesses with positive cash flows such as the Corporation. The Corporation is a viable going concern and there are no plans to liquidate the Corporation, and therefore, the discounted cash flow approach was deemed more appropriate. For more information regarding RBC’s valuation on a going concern basis using a discounted cash flow analysis, see “Independent Valuation and Fairness Opinion — Valuation Methods.”
The Circular is amended and supplemented by adding after the second full paragraph beginning on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” the following:
“The Special Committee was not aware of any firm offers from an unaffiliated third party during the past two years for: (i) the merger or consolidation of Gerdau Ameristeel with or into another company, (ii) the sale or transfer of all or the substantial part of the assets of Gerdau Ameristeel, or (iii) a purchase of Common Shares that would enable the holder to exercise control of Gerdau Ameristeel, and therefore did not consider any such offers in assessing the fairness of the Proposal. As the Special Committee is not aware of any prior valuations, as defined in MI 61-101, prepared in respect of Gerdau Ameristeel or the Common Shares during the last two years, they did not consider any valuations other than the Valuation in assessing the fairness of the Proposal.”
The first sentence of the fifth full paragraph on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” which reads:
“In reaching its conclusion that the Proposal was substantively fair to the Public Shareholders, the Special Committee considered and relied upon a number of factors, including the following:”
is hereby deleted in its entirety and replaced with the following:
“In reaching its conclusion that the Proposal was substantively fair to the Public Shareholders and unaffiliated Shareholders, the Special Committee considered and relied upon a number of factors, including the following:”
The first sentence of the first paragraph on page 15 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” which reads:
“The Special Committee believed the Proposal was procedurally fair to the Public Shareholders for the following reasons:”
is hereby deleted in its entirety and replaced with the following:
“The Special Committee believed the Proposal was procedurally fair to the Public Shareholders and unaffiliated Shareholders for the following reasons:”
Negotiation of the Arrangement Agreement
The last sentence of the last full paragraph beginning on page 15 under the heading “Negotiation of the Arrangement Agreement” which reads:
“Based on its review, the Special Committee was of the unanimous view that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and it unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”
is hereby deleted in its entirety and replaced with the following:
“Based on its review, the Special Committee was of the unanimous view that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and it unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

The second sentence of the first full paragraph on page 16 of the Circular under the heading “Negotiation of the Arrangement Agreement” which reads:
“Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously (with the Gerdau Designees declaring their interest in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation, (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement and (iii) resolved to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”
is hereby deleted in its entirety and replaced with the following:
“Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously (with the Gerdau Designees declaring their interest in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation, (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement and (iii) resolved to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”
Position of the Special Committee as to Fairness of the Arrangement
The first sentence of the sixth full paragraph on page 16 of the Circular under the heading “Position of the Special Committee as to Fairness of the Arrangement” which reads:
“In reaching its conclusion that the Arrangement is substantively fair to the Public Shareholders and the Arrangement is in the best interests of the Corporation, the Special Committee considered and relied upon a number of factors, including those listed above under “Position of the Special Committee as to Fairness of the Proposal”.”
is hereby deleted in its entirety and replaced with the following:
“In reaching its conclusion that the Arrangement is substantively fair to the Public Shareholders and unaffiliated Shareholders and the Arrangement is in the best interests of the Corporation, the Special Committee considered and relied upon a number of factors, including those listed above under “Position of the Special Committee as to Fairness of the Proposal”.”
The first sentence of the seventh full paragraph on page 16 of the Circular under the heading “Position of the Special Committee as to Fairness of the Arrangement” which reads:
“The Special Committee believes the Arrangement is procedurally fair to the Public Shareholders for the reasons listed above under “Position of the Special Committee as to Fairness of the Proposal” and the following reasons:”
is hereby deleted in its entirety and replaced with the following:
“The Special Committee believes the Arrangement is procedurally fair to the Public Shareholders and unaffiliated Shareholders for the reasons listed above under “Position of the Special Committee as to Fairness of the Proposal” and the following reasons:”
Recommendation of the Special Committee
The first full paragraph on page 17 of the Circular under the heading “Recommendation of the Special Committee” which reads:
“Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

is hereby deleted in its entirety and replaced with the following:
“Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”
Recommendation of the Board
The first sentence of the second full paragraph on page 17 of the Circular under the heading “Recommendation of the Board” which reads:
“On June 29, 2010, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement.”
is hereby deleted in its entirety and replaced with the following:
“On June 29, 2010, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement.”
The first sentence of the third full paragraph on page 17 of the Circular under the heading “Recommendation of the Board” which reads:
“In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to the Public Shareholders and that the Arrangement is in the best interests of the Corporation, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.”
is hereby deleted in its entirety and replaced with the following:
“In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and that the Arrangement is in the best interests of the Corporation, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.”
Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement
The Circular is hereby amended by deleting the reference to the heading “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” on page v of the table of contents and replacing such reference with a reference to the heading “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement”. The heading “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” on page 18 of the Circular is hereby deleted and replaced with the heading “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement”.
The information contained in the section “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” on page 18 of the Circular which reads:
“Under SEC rules, the Acquiror and Gerdau S.A. may be required to provide certain information regarding their positions as to fairness of the Arrangement to the Public Shareholders. The Acquiror and Gerdau S.A. are making the statements included in this section solely for purposes of complying with the requirements of these rules. Their views as to the fairness of the Arrangement should not be construed as a recommendation to any Shareholder as to how that Shareholder should vote on the proposal to approve the Arrangement.
The boards of directors of the Acquiror and Gerdau S.A. believe that the Acquisition Price is fair to the Public Shareholders. In reaching this conclusion, the Acquiror and Gerdau S.A. noted the conclusions in the Valuation and Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “Position of the Special Committee as to Fairness of the Proposal”.”
is hereby deleted in its entirety and replaced with the following:
“Under SEC rules, the Acquiror, Gerdau S.A. and the Gerdau Designees are required to provide certain information regarding their positions as to fairness of the Arrangement to the unaffiliated security holders. The Acquiror, Gerdau S.A. and the Gerdau Designees are making the statements included in this section solely for purposes of complying with the requirements of these rules. Their views as to the fairness of the Arrangement should not be construed as a recommendation to any Shareholder as to how that Shareholder should vote on the proposal to approve the Arrangement.
The boards of directors of the Acquiror and Gerdau S.A. and the Gerdau Designees believe that the Acquisition Price is fair to the Public Shareholders and to the unaffiliated Shareholders. In reaching this conclusion, the Acquiror, Gerdau S.A. and the Gerdau Designees noted the conclusions in the Valuation and Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “Position of the Special Committee as to Fairness of the Proposal.”

Certain Effects of the Arrangement
The Circular is amended and supplemented by adding after the third full paragraph beginning on page 18 of the Circular under the heading “Certain Effects of the Arrangement” the following:
“Upon completion of the Arrangement, each of the Acquiror’s and Gerdau S.A.’s interest in the earnings and net book value of Gerdau Ameristeel as of June 30, 2010 would increase from 66% to 100%, which, in each case, represents an increase of approximately $23.7 million and approximately $1.4 billion, respectively. For reporting purposes under International Financial Reporting Standards, Gerdau S.A. currently already consolidates 100% of Gerdau Ameristeel and records a minority interest. Accordingly, the Acquiror and its shareholders will be the beneficiaries of any future increases in the value of Gerdau Ameristeel and will bear the entire risk of all losses incurred in the operation of, and all decreases in the value of, Gerdau Ameristeel. Public Shareholders will no longer have an equity interest in Gerdau Ameristeel and will therefore cease to benefit from, and bear any of the risks incident to, ownership of an equity interest in Gerdau Ameristeel.”
Valuation Methods
The Circular is amended and supplemented by adding after the second paragraph on page 21 of the Circular under the heading “Valuation Methods” the following:
Management of the Corporation provided certain projections to RBC for purposes of assisting RBC in preparing the Valuation and Fairness Opinion. The projections reviewed by RBC were as follows: (i) the unaudited projected financial statements for the Corporation on a consolidated basis and segmented by operating segment prepared by management of the Corporation for the years ending December 31, 2010 through 2012 (the “Consolidated Projections”); (ii) the internal management budget of Gallatin Steel Company (“Gallatin”) for the year ending December 31, 2010 (the “Gallatin 2010 Budget”); and (iii) the unaudited projected financial statements of Gallatin, prepared by management of Gallatin, for the years ending December 31, 2011 and 2012 (the “Gallatin 2011 and 2012 Projections”) (the Consolidated Projections, the Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections are collectively referred to as the “Projections”). Gallatin is a 50% owned joint venture of the Corporation and a third party. The Consolidated Projections include the proportionate joint venture earnings from Gallatin based generally on the information from the Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections (as well as the Corporation’s proportionate joint venture earnings/losses from other joint ventures)). Copies of the Projections are set out as Exhibit H to this Circular. Management of the Corporation also discussed selected financial information with RBC that resulted in the verbal update of certain aspects of the Projections.
Management of the Corporation was responsible for preparing the Consolidated Projections, under the supervision of Ms. Barbara Smith, Vice President, Finance and Chief Financial Officer of the Corporation. The Consolidated Projections were prepared during the fourth quarter of 2009 and were finalized and provided to the Board early during the first quarter of 2010 for review and approval. Mr. Mario Longhi, President and Chief Executive Officer of the Corporation, reviewed and approved the Consolidated Projections. The Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections were prepared by Gallatin.
The material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012. This material information from the Projections is set out below. The Projections were generally reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion.
The Corporation does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Corporation has prepared the projections set forth below and in Exhibit H to this Circular to present the data relied upon by RBC in its preparation of the Valuation and Fairness Opinion. The accompanying projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projections, but, in the view of the Corporation’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Corporation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the projections.
Neither the Corporation’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections.
The Corporation’s key business and economic assumptions underlying the projections set forth below and in Exhibit H to this Circular include assumptions regarding the following:

U.S. Forecasts Indicator	Unit	2010	2011	2012
GDP	%	2.3	2.8	3.6
Exchange Rate (average)	C$/US	1.07	1.08	1.08
Exchange Rate (average)*	US$/€	1.40	1.43	1.45
Inflation (year end)%		1.90	2.45	2.30
Interest Rate (Fed Funds)%		1.00	2.50	3.00

*	Source: Sidenor

Global GDP Forecasts	Unit	2010	2011	2012
World	%	2.5	4.3	4.8
Latin America*	%	2.1	3.9	4.5
Europe Union	%	-0.1	1.7	2.4
Middle East	%	3.7	4.2	4.4
Developed Asia	%	1.4	4.4	4.8
Developing Asia	%	7.0	8.3	8.9

*	Excludes Brazil.

Other Forecasts	2010	2011	2012
World Production (million mt)	1,280	1,374	1,486
Installed Capacity (million mt)	1,895	1,958	2,043
Capacity Utilization Rate	67.5%	70.2%	72.7%
World Demand (million mt)	1,201	1,289	1,394
However, assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of the Corporation as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, including, among others, risks and uncertainties set out in the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein. Accordingly, there can be no assurance that the projections are indicative of the future performance of the Corporation or that actual results will not differ materially from those presented in the projections.
The Corporation does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Corporation does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Corporation does not intend to update or revise the projections to reflect changes in general economic or industry conditions.
The inclusion in this Circular of the projections in the table below and in Exhibit H to this Circular should not be regarded by any Shareholder as an indication that these projections will be predictive of actual future results, and these projections should not be relied upon as such. Neither the Corporation nor any of its respective representatives has made or makes any representation to any Shareholder regarding these projections.

	2010P(1)	2011P	2012P
Shipments (in K tons)	6,502	7,160	7,924
Revenue (in $M)	4,975	5,967	6,713
EBITDA	450	1,091	1,357
Capital Expenditures	175	200	201
Changes in Non-Cash Working Capital	234	112	152
Pension Cash Contribution	71	71	71

(1)	These numbers are for January 1, 2010 to December 31, 2010. The numbers reflected in the RBC Base Case in the Valuation and Fairness Opinion cover the period from June 1, 2010 to December 31, 2010.
In considering the projections in the chart set out above and in Exhibit H to this Circular, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (i.e. its 5-year base case scenario (the “RBC Base Case”)). Based on first quarter results (three months ended March 31, 2010) which were materially higher than the Projections, and management’s expectation that this trend will continue, RBC increased expected EBITDA for the year ending December 31, 2010 in the Projections by $157.2 million (to $607.3 million), primarily as a result of increased product shipments in the mini-mill business unit and lower than projected manufacturing costs. RBC accepted the assumptions under the Projections for the years ending December 31, 2011 and 2012, except for working capital levels which were adjusted after discussions with management of the Corporation.
In completing its DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included tons shipped, metal spreads, manufacturing costs, margins, capital expenditures and working capital levels, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in RBC’s judgment as to the appropriate values resulting from the DCF approach.
For more information, see the Valuation and Fairness Opinion attached as Appendix E to this Circular, “Valuation of the Shares — Discounted Cash Flow Analysis”.”
The Circular is amended and supplemented by adding at the end of the section entitled “Valuation Methods” the following:

“More specifically, the steel manufacturing industry in North America is subject to a general business cycle consistent with growth and recessionary periods in North America. The Transaction is occurring at the end of a recessionary period (i.e. the recession of late 2008 through 2009), while the precedent transactions considered by RBC occurred during growth periods (i.e. the growth period of 2005 through mid-2008).

The transactions considered by RBC (including the announcement dates) and the multiples paid in such transaction are set forth in the table below.

(US$ millions, unless otherwise noted)

				Enterprise	Enterprise	Enterprise
				Value /	Value /	Value /
Announce			Enterprise	LTM	Ton of	Tons
Date	Acquiror	Target	Value	EBITDA	Capacity	Shipped
Mini Mill
June 16, 2008	Arcelor Mittal	Bayou Steel Corp.	$475	n/a	n/a	$931
May 20, 2008	Severstal International	Esmark Inc.	$1,006	nmf	$402	$950
March 14, 2008	Evraz Group S.A.	IPSCO (N.A. Tubular Assets)	$4,025	9.6x	$1,660	$2,683
December 9, 2007	Evraz Group S.A.	Claymont Steel Holdings, Inc.	$573	8.3x	$1,155	$1,348
July 10, 2007	Gerdau Ameristeel	Chaparral Steel Company	$4,003	8.6x	$1,483	$1,763
May 3, 2007	SSAB Svenskt	IPSCO Inc.	$8,213	8.0x	$1,910	$1,985
November 20, 2006	Evraz Group	Oregon Steel Mills	$2,310	7.2x	$1,216	$1,423
October 18, 2005	Steel Dynamics	Roanoke Electric Steel	$281	3.4x	$375	$375

Mean				7.5x	$1,171	$1,432

Median				8.1x	$1,216	$1,385 ”
Fairness Opinion
The Circular is amended and supplemented by inserting before the first full paragraph on page 22 of the Circular under the heading “Fairness Opinion” the following:
“RBC’s review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified 38 such transactions with an implied en bloc value over $250 million since January 2000. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

Highest	Lowest	Mean	Median
60%	(5%)	23%	22%

The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Transaction is difficult, RBC believes that the 38 transactions reviewed, in the aggregate, provide a useful comparison benchmark.
Details of the 38 transactions reviewed are as follows:

Date of Announcement	Target/Purchaser	Premium
July 29, 2008	Fording / Teck Cominco	12%
March 18, 2008	Royal Utilities Income Fund / Sherritt International Corp.	22%
March 4, 2008	Spectra Energy Income Fund / Westcoast Energy Inc	14%
June 29, 2007	CCS Income Trust / David Werklund & Investor Group	21%
May 25, 2007	CanWest Media Works / CanWest Global Comm.	7%
April 26, 2007	Sobeys / Empire Corporation	53%
February 26, 2007	St. Lawrence Cement / Holcim Group	12%
November 6, 2006	Four Seasons / Kingdom Hotels, Triples Holdings & Cascade Inv.	28%
October 23, 2006	Shell Canada / Royal Dutch	22%
October 11, 2006	Bell Nordiq / Bell Aliant	6%
May 29, 2006	Mexgold Resources / Gammon Lake Resources	17%
November 21, 2005	Bolivar / Gold Fields	26%
March 9, 2005	Falconbridge / Noranda	10%
November 11, 2004	Rogers Wireless / Rogers Communications	16%
October 25, 2004	Decoma International Inc/Magna Intl.	27%
October 25, 2004	Tesma International Inc/Magna Intl.	28%
October 25, 2004	Intier Automotive Inc/Magna Intl.	31%
August 29, 2003	Cara Operations / Cara Holdings Ltd (Phelan Family)	36%
March 19, 2003	DuPont Canada / Dupont EI de Nemours & Co.	22%
March 26, 2002	Trilon Financial / Brascan Corporation	3%

Date of Announcement	Target/Purchaser	Premium
August 21, 2001	Oxford Properties / OMERS	25%
June 12, 2001	Rogers Wireless / Rogers Communications	24%
April 30, 2001	Cominco / Teck	16%
February 2, 2001	BAE Systems Canada / Investor Group	7%
January 12, 2001	Bentall / SITQ (Caisse)	17%
December 15, 2000	Labrador Iron Ore Royalty / Rio Tinto	24%
December 12, 2000	Great Lakes Power Inc. / Brascan Corp.	-5%
October 27, 2000	Crown Life / Haro Financial and Extendicare	23%
September 22, 2000	Trimac / McCaig Family	17%
August 25, 2000	Equisure Financial Network / ING Groep NV	43%
August 11, 2000	AEC Pipelines / Alberta Energy	31%
August 2, 2000	Desjardins Laurentian Financial Corp / La Confederation	40%
July 24, 2000	Gentra / Brookfield	11%
July 14, 2000	Canadian Satellite Communications / Shaw	18%
May 25, 2000	Cambridge Shopping Centres / Ivanhoe III	21%
April 10, 2000	Northrock Resources / Unocal	60%
April 7, 2000	Monarch Development / Taylor Woodrow	50%
February 15, 2000	Teleglobe / BCE	20%”
Selected Financial Information
The Circular is amended and supplemented by inserting after the first full paragraph on page 41 of the Circular under the heading “Selected Financial Information” the following:
“The following tables set forth certain selected consolidated financial information for the Corporation prepared in accordance with U.S. GAAP. The information as at and for each of the years ended December 31, 2008 and 2009 has been derived from the audited annual consolidated financial statements of the Corporation, which are included in the Corporation’s Annual Reports on Form 40-F for the year ended December 31, 2009, filed with the SEC on March 29, 2010, and which is incorporated by reference herein. The information as at and for the three months ended March 31, 2010 has been derived from the unaudited interim consolidated financial statements of the Corporation, which are included the Corporation’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 7, 2010, and which is incorporated by reference herein. The information presented below is only a summary and should be read in conjunction with the relevant financial statements of the Corporation, including the notes thereto.
The Corporation’s audited annual financial information below were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Corporation’s unaudited interim financial information below were prepared in accordance with International Financial Reporting Standards (“IFRS”) and is subject to Canadian auditing and auditor independence standards. The Corporation adopted IFRS, as issued by the International Accounting Standards Board, as of January 1, 2010. The Corporation’s financial statements prepared in accordance with IFRS may not be comparable to financial statements of U.S. companies. Information regarding the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Corporation is contained in the notes to our unaudited interim financial statements for the three months ended March 31, 2010, which is incorporated by reference herein. Our unaudited interim financial statements for the three months ended March 31, 2010 do not contain a reconciliation of financial information from U.S. GAAP to IFRS.
Consolidated Balance Sheets
(US$ in thousands)

	December 31,	December 31,
	2009	2008
ASSETS
Current Assets	$2,074,562	$2,731,265
Non-current Assets	4,292,403	4,538,790
TOTAL ASSETS	$6,366,965	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities	$385,324	$478,417
Noncurrent Liabilities	3,110,706	3,858,146
TOTAL LIABILITIES	3,496,030	4,336,563

Shareholders’ Equity
Capital stock	2,554,110	2,552,323
Retained earnings	352,825	523,187
Accumulated other comprehensive loss	(65,898)	(178,636)
Total Corporation & Subsidiaries Shareholders’ Equity	2,841,037	2,896,874
Noncontrolling interest	29,898	36,618
TOTAL SHAREHOLDERS’ EQUITY	2,870,935	2,933,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,366,965	$7,270,055

Consolidated Statements of Earnings
(US$ in thousands, except earnings per share data)

	Year Ended December 31,
	2009	2008
NET SALES	$4,195,723	$8,528,480
OPERATING EXPENSES	4,282,161	8,661,568
LOSS FROM OPERATIONS	(86,438)	(133,088)

NET LOSS	$(164,273)	$(575,455)
Less: Net (loss) income attributable to noncontrolling interest	(2,557)	11,952
NET LOSS ATTRIBUTABLE TO THE CORPORATION & SUBSIDIARIES	$(161,716)	$(587,407)

EARNINGS PER SHARE ATTRIBUTABLE TO THE CORPORATION & SUBSIDIARIES
Loss per common share — basic	$(0.37)	$(1.36)
Loss per common share — diluted	$(0.37)	$(1.36)
Consolidated Statements of Comprehensive Loss
(US$ in thousands)

	Year Ended December 31,
	2009	2008
Net loss	$(164,273)	$(575,455)
TOTAL COMPREHENSIVE LOSS	$(51,535)	$(818,387)

Total comprehensive loss attributable to:
— Noncontrolling interest	—	—

Consolidated Statements of Cash Flows
(US$ in thousands)

	Year Ended December 31,
	2009	2008
OPERATING ACTIVITIES
Net loss	$(164,273)	$(575,455)
NET CASH PROVIDED BY OPERATING ACTIVITIES	754,020	767,992

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	120,940	(656,258)

NET CASH USED IN FINANCING ACTIVITIES	(751,844)	(148,225)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	148,758	(64,827)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$631,293	$482,535
Condensed Consolidated Balance Sheets
(US$ in thousands)
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current Assets	$2,233,632	$2,053,820
Non-current assets	4,235,125	4,263,319
TOTAL ASSETS	$6,468,757	$6,317,139

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$497,006	$392,912
Non-current liabilities	3,097,111	3,079,766
TOTAL LIABILITIES	3,594,117	3,472,678

Shareholders’ equity
Capital	2,536,839	2,535,883
Retained earnings	212,306	187,105
Other comprehensive income	98,915	94,893
Equity attributable to equity holders of the Corporation	2,848,060	2,817,881
Equity attributable to noncontrolling interest	26,580	26,580
TOTAL SHAREHOLDERS’ EQUITY	2,874,640	2,844,461
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,468,757	$6,317,139

Condensed Consolidated Statements Of Operations
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009

NET SALES	$1,137,725	$1,037,699

GROSS PROFIT	105,897	47,920
OPERATING EXPENSES	58,287	64,807
INCOME (LOSS) FROM OPERATIONS	47,610	(16,887)

NET INCOME (LOSS)	24,178	(33,452)
NET INCOME (LOSS) ATTRIBUTABLE TO:
Equity holders of the Corporation	25,201	(31,480)
Noncontrolling interest	(1,023)	(1,972)
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE CORPORATION
Basic earnings (loss) per share	$0.06	$(0.07)
Diluted earnings (loss) per share	$0.06	$(0.07)
Consolidated Statements of Comprehensive Loss
(US$ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2010	2009
NET INCOME (LOSS)	$24,178	$(33,452)

TOTAL COMPREHENSIVE INCOME (LOSS)	$28,200	$(39,432)

Total comprehensive income attributable to:
— Equity holders of the company	$29,223	$(37,460)
— Noncontrolling interest	(1,023)	(1,972)

Consolidated Statements of Cash Flows
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$24,178	$(33,452)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(58,486)	231,897

NET CASH USED IN INVESTING ACTIVITIES	(144,524)	(159,096)

NET CASH USED IN FINANCING ACTIVITIES	(6,835)	(14,771)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(201,492)	53,064
CASH AND CASH EQUIVALENTS END OF PERIOD	$429,801	$535,599
The following table sets forth the ratio of earnings to fixed charges and the book value per common share of the Corporation for the periods indicated below.

	Three
	Months
	Ended	Year ended
	March 31, 2010	December 31, 2009		December 31, 2008

Ratio of Earnings to Fixed Charges	1.65		(0.49)		(0.60)

Deficiency of Earnings required to get ratio to 1:1 (in thousands)	—	US$	276,477	US$	306,954

	As at	As at	As at
	March 31, 2010	December 31, 2009	December 31,2008

Book Value per Common Share (basic)	Cdn.$6.62	Cdn.$6.56	Cdn.$6.69”
Source of Funds
The Circular is amended and supplemented by inserting after the first full paragraph on page 47 of the Circular under the heading “Source of Funds” the following:
“Gerdau S.A. will obtain $700,000,000 in bridge financing from JPMorgan Chase Bank, N.A. The loan will mature on December 12, 2010. The borrower under the facility will be Gerdau Steel North America Inc. and Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. will serve as guarantors. The facility will rank as senior unsecured debt. The interest rate will be one (1) month London Interbank Offered Rate (LIBOR) plus 110 basis points per annum payable monthly. In addition to the bridge financing described above, as of June 30, 2010, Gerdau S.A. held cash and cash equivalents of $2.4 billion that will finance any funding requirements for the Plan of Arrangement.”
Litigation
The information contained under the heading “Litigation” on page 48 of the Circular which reads:
“On June 11, 2010, a proposed class action (the “Claim”) was commenced against the Corporation, its directors, Gerdau S.A. and the Acquiror in the Circuit Court of the Thirteenth Judicial Court in Hillsborough County, Florida. In the Claim, the plaintiff, who states that he is a shareholder of the Corporation, seeks, among other things, an injunction to prevent the consummation of the Arrangement and rescission of the Arrangement. The defendants believe the Claim to be without merit and they intend to defend it vigorously.”
is hereby deleted in its entirety and replaced with the following:
“On June 11, 2010, a proposed class action (the “Claim”) was commenced against the Corporation, its directors, Gerdau S.A. and the Acquiror in the Circuit Court of the Thirteenth Judicial Court in Hillsborough County, Florida (the “Florida State Court”). In the Claim, the plaintiff, who stated that he was a shareholder of the Corporation, sought, among other things, an injunction to prevent the consummation of the Arrangement and rescission of the Arrangement.

On July 23, 2010, the Florida State Court granted Gerdau Ameristeel’s motion to abstain or to stay the Claim, abstained from accepting jurisdiction over the Claim and dismissed the Claim.”
Frequently Asked Questions About the Arrangement
The answer to the fourth question on page 50 of the Circular under the heading “FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT” which reads:
“In reaching their conclusion that the Arrangement is fair to the Public Shareholders, and that the Arrangement is in the best interests of Gerdau Ameristeel, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Information Regarding the Arrangement—Position of the Special Committee as to Fairness of the Proposal” and “Information Regarding the Arrangement—Position of the Special Committee as to the Fairness of the Arrangement”.”
is hereby deleted in its entirety and replaced with the following:
“In reaching their conclusion that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders, and that the Arrangement is in the best interests of Gerdau Ameristeel, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Information Regarding the Arrangement—Position of the Special Committee as to Fairness of the Proposal” and “Information Regarding the Arrangement—Position of the Special Committee as to the Fairness of the Arrangement”.”
Definition of Public Shareholders
The definition of “Public Shareholders” under the heading “GLOSSARY OF KEY TERMS” on page 56 of the Circular which reads:
““Public Shareholders” means the holders of the Common Shares other than Gerdau S.A. and its subsidiaries (including the Acquiror and the Corporation) and any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.”
is hereby deleted in its entirety and replaced with the following:
““Public Shareholders” means the unaffiliated holders of the Common Shares which are those holders of the Common Shares other than (i) Gerdau S.A. and its subsidiaries (including the Acquiror and the Corporation), (ii) the officers and directors of Gerdau S.A. and the Acquiror, (iii) the officers and directors of the Corporation that are also officers and/or directors of Gerdau S.A. and/or the Acquiror and (iv) any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.”

APPROVAL AND CERTIFICATE
          The contents and distribution of this Supplemental Information Statement have been approved by the board of directors of Gerdau Ameristeel Corporation.
DATED at Tampa, Florida on August 13, 2010.
/s/  ROBERT E. LEWIS
ROBERT E. LEWIS
Vice President, General Counsel and Corporate Secretary

EXHIBIT H
PROJECTIONS
The Corporation does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Corporation has prepared the projections set forth below to present the data relied upon by RBC in its preparation of the Valuation and Fairness Opinion. The accompanying projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projections, but, in the view of the Corporation’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Corporation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the projections.
Neither the Corporation’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections.
Any assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of the Corporation as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, including, among others, risks and uncertainties set out in the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein. Accordingly, there can be no assurance that the projections are indicative of the future performance of the Corporation or that actual results will not differ materially from those presented in the projections.
The Corporation does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Corporation does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Corporation does not intend to update or revise the projections to reflect changes in general economic or industry conditions.
The inclusion of this Exhibit H in the Circular should not be regarded by any Shareholder as an indication that these projections will be predictive of actual future results, and these projections should not be relied upon as such. Neither the Corporation nor any of its respective representatives has made or makes any representation to any Shareholder regarding these projections.

Gerdau Ameristeel Corporation
Statements of Operations
 (US$ in thousands)

	Years Ending December 31,
	2010	2011	2012

Net Sales:
Finished Goods	4,090,948	5,020,006	5,732,339
Billets Internal	0	0	0
Billets External	179,397	167,868	176,504
Other	704,595	778,643	804,159

Total	4,974,940	5,966,517	6,713,002

Cost of sales:
Finished Goods	3,472,237	3,890,865	4,377,559
Billets Internal	(11,448)	(8,095)	(9,098)
Billets External	176,324	130,690	138,216
Other	804,236	820,086	839,499
Warehouse expenses	75,817	75,124	76,703

Total cost of sales	4,517,166	4,908,670	5,422,879

Operating expenses:
Mill sales expense allocation	91,745	94,489	97,280
Corporate G&A allocation	147,571	154,827	162,036
Other	73,214	73,090	73,516
Total operating expenses	312,530	322,406	332,832

Operating income	145,244	735,441	957,291
Operating income %	3%	12%	14%

Other Expenses:
Interest expense	126,664	119,689	161,582
Deferred financing expense	13,692	13,692	11,304
Other Income and Exp (including Joint Venture earnings)	(14,477)	(60,970)	(91,520)

Total Other expenses	125,879	72,411	81,366

Income before taxes	19,365	663,030	875,925

Provision for income taxes	(16,642)	221,951	302,851

Minority Earnings	631	3,851	5,373
Net income	35,376	437,228	567,701

EBITDA	450,052	1,091,032	1,356,720
Shipment Volume (in thousands)	6,502	7,160	7,924

Gerdau Ameristeel Corporation
Consolidated Balance Sheets
 (US$ in thousands)

	December 31,	December 31,	December 31,
	2010	2011	2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents	536,585	1,025,552	1,375,880
Accounts receivable, net	559,977	671,589	755,613
Inventories	974,635	1,059,107	1,170,054
Deferred tax assets and recoverable taxes	43,064	43,064	43,064
Other current assets	27,329	27,329	27,329

TOTAL CURRENT ASSETS	2,141,590	2,826,641	3,371,940

PROPERTY, PLANT AND EQUIPMENT
Fixed assets at cost	2,795,317	3,129,521	3,394,624
Less accumulated depreciation	(1,222,844)	(1,533,918)	(1,778,288)

NET PROPERTY, PLANT AND EQUIPMENT	1,572,473	1,595,603	1,616,336

INVESTMENTS	132,361	113,316	115,716

OTHER ASSETS	53,952	53,952	53,952
OTHER INTANGIBLE ASSETS	414,286	318,123	252,183
GOODWILL	1,962,098	1,962,098	1,962,098
DEFERRED FINANCING COSTS	21,668	1,700	396
DEFERRED TAX ASSETS	45	45	45

TOTAL ASSETS	6,298,473	6,871,478	7,372,666

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	292,646	318,010	351,323
Accrued salaries, wages and employee benefits	83,295	90,515	99,996
Other current liabilities	14,032	21,248	21,248
Current maturities of long-term borrowings	3,174	3,174	3,174

TOTAL CURRENT LIABILITIES	393,147	432,947	475,741

LONG-TERM BORROWINGS, LESS CURRENT PORTION	2,355,601	2,353,601	2,353,601
OTHER LIABILITIES	386,293	349,670	349,670
DEFERRED TAX LIABILITIES	281,449	445,862	445,862
Minority Interest	27,797	25,506	25,506
Shareholders Equity — Beginning	2,854,127	2,861,329	3,263,892
Net Income	2,948	437,228	567,701
Dividends	(2,889)	(34,665)	(109,307)

TOTAL SHAREHOLDERS’ EQUITY	2,854,186	3,263,892	3,722,286

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,298,473	6,871,478	7,372,666

Gerdau Ameristeel Corporation
Select Cash Flow Items
 (US$ in millions)

	Years Ending December 31,
	2010	2011	2012

Net Income	35	437	568

Cash and Equivalents	537	1,026	1,376

Cash Generation	(140)	508	350

Cash Generation — Net Income	35	437	568

Cash Generation — Operating Working Capital	(234)	(112)	(152)

Cash Generation — Other Current	12	0	(0)

Cash Generation — Depreciation/Amortization	277	300	322

Cash Generation — Minority Cash Distribution	42	69	89

Cash Use — Pension	(71)	(38)	0

Cash Use — Capex	(144)	(249)	(265)

Cash Use — Acquisitions	0	0	0

Cash Use — Debt Repayment/Issue	(4)	0	0

Cash Use — Dividends	(3)	(35)	(109)

Cash Use — Other	(19)	134	(102)

Operating Working Capital	1,210	1,322	1,474

Other Current Assets/Liabilities	46	46	46

Gallatin Steel Company*
2010 Budget
Statement of Operations
(US$ in thousands)

Year Ending
December 31,
2010

Shipments (in thousands)	1,669

Net Sales	1,107,863
Cost of Sales	(981,414)

Gross Margin	126,449

Overhead Expenses	(15,852)

EBITDA	110,597

Interest Income	(984)
Interest Expense	(1,289)
Imputed Capitalized Interest	—
Adjustments	—
Depreciation	(35,987)

Earnings Before Long Term Interest	72,337
Income Tax Expense	(16)
Dividend Income	9,500
Capital Lease Interest	(1,700)

Net Income (Loss)	80,121

Depreciation	35,987
Capital Lease Interest	1,700
Dividend Income	(9,500)
Gain (Loss) on Disposals	—

Cash Flow From Operations	108,308

RETURN ON CAPITAL	33.27%

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.

Gallatin Steel Company*
Balance Sheet
2010 Budget
(US$ in thousands)

December 31,
2010
ASSETS
CURRENT ASSETS:
Cash	31,473
Accounts Receivable	99,268
Supplies and Consumable Inventory	13,824
Scrap Inventory	49,788
Hot Band Inventory	18,468
Prepaid Expenses	1,201

TOTAL CURRENT ASSETS	214,022

LAND	14,356
BUILDINGS AND EQUIPMENT	553,080
LESS ACCUMULATED DEPRECIATION	(460,626)

NET PROPERTY. PLANT, AND EQUIPMENT	106,811

OTHER LONG TERM PREPAID EXPENSES	100

TOTAL ASSETS	320,933

LIABILITIES & EQUITY
CURRENT LIABILITIES:
Current Portion of Long Term Debt	159
Accounts Payable	65,693
Accrued Expenses	18,146
Accrued Interest	575

TOTAL CURRENT LIABILITIES	84,573

CAPITAL LEASES	17,000
LONG TERM DEBT	2,405
CAPITAL LEASES-OTHER	274

TOTAL LIABILITIES	104,252

PARTNERS’ EQUITY:
CAPITAL-Gerdau-Ameristeel	(50,000)
CAPITAL-Dofasco	(50,000)

TOTAL PARTNERS’ EQUITY	(100,000)

RETAINED EARNINGS	316,681

TOTAL LIABILITIES & EQUITY	320,933

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.

Gallatin Steel Company*
Cash Flow Statement
2010 Budget
(US$ in thousands)

Year Ending
December 31,
2010

Cash From Operations
Net Income	80,120
Depreciation	36,151

Cash Earnings	116,271

Capital Expenditures	(17,503)

Working Capital Changes
Accounts Receivable	(35,592)
Inventory	(8,479)
Prepaid Expenses	181
Other Long Term Prepaid Expenses	120
Accounts Payable	12,388
Accrued Expenses	4,497
Accrued Interest	(1)

Total Working Capital Changes	(26,886)

Scheduled Financing Activities
Net Payment From (To) Partners	(100,000)
Industrial Revenue Principal	—
Other Principal	(136)

Scheduled Financing Activities	(100,136)

Total Funds (Used)	(28,254)

BEGINNING CASH BALANCE	59,727

Total Funds Available	31,473

Bank Loan Borrowing (Repayment)	—

Ending Cash Balance	31,473

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.

Gallatin Steel Company*
2011 and 2012 Forecast
Income Statement
(US$ in thousands)

	Years Ending December 31,
	2011	2012

Sales tons (in thousands)	1,600	1,700

Revenue	902,400	958,800

Cost of Sales	(816,000)	(867,000)

Gross Margin	86,400	91,800

Overheads	(14,000)	(16,000)
Misc Income	2,200	3,800

EBITDA	74,600	79,600

Depreciation	(36,000)	(36,000)

EBIT	38,600	43,600

Interest Expense	(4,200)	(4,200)

Tax Expense	(60)	(60)

Net Income	34,340	39,340

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.

Gallatin Steel Company*
2011 and 2012 Forecast
Balance Sheets
(US$ in thousands)

	December 31,	December 31,
	2011	2012

Cash	0	0
Accounts Receivable	75,200	79,900
Inventory	81,600	86,700
Other Current Assets	4,036	4,036

Total Current Assets	160,836	170,636

Fixed Assets at Cost	573,660	603,662
Accumulated Depreciation	(496,600)	(532,600)

Net Fixed Assets	77,060	71,062

Other Assets	100	100

Total Assets	237,996	241,798

Accounts Payable	45,560	48,408
Accrued Liabilities	13,550	13,550
Current Debt	155	155

Total Current Liabilities	59,265	62,113

Long Term Debt	19,313	19,203
Other Liabilities	239	214

Partners Capital	159,180	160,268

Total Liabilities & Partners Capital	237,997	241,798

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.

Gallatin Steel Company*
2011 and 2012 Forecast
Cash Flow Statement
(US$ in thousands)

	Years Ending December 31,
	2011	2012

Net Income	34,340	39,340

Depreciation	36,000	36,000

Capital Spending	(15,000)	(30,000)

Accounts Receivable	(406)	(4,700)

Inventory	(3,893)	(5,100)

Accounts Payable	2,174	2,848

Working Capital Change	(2,125)	(6,952)

Cash from Operations	53,215	38,388

Debt Payments	(110)	(110)

Distributions to Partners	(53,080)	(38,253)

Other Changes	(25)	(25)

Net Change In Cash	—	—
Beginning Cash Balance	0	0

Ending Cash Balance	0	0

*	NOTE: The projections contained in the table above reflect the entire projected results of Gallatin, and were not adjusted to reflect the Corporation’s 50% interest in Gallatin.